Focus Media to Merger with Target Media
Strengthening Its Position in the Out-of-home Audiovisual Advertising Market

SHANGHAI, China, January 8, 2005 — Focus Media Holding Limited (Nasdaq: FMCN), which operates the largest out-of-home advertising network in China using audiovisual flat-panel displays based on the number of locations and displays in its network, today announced that it has signed a definitive share purchase agreement with Target Media Holdings Limited and its shareholders, including the second largest shareholder The Carlyle Group, solidifying its position as the market leader in China’s out-of-home audiovisual advertising market using flat-panel displays. After the completion of the merger, Focus Media will operate a nationwide commercial location advertising network of over 60,000 displays in more than 30,000 commercial locations in about 75 cities in China.

Target Media is the second largest out-of-home flat-panel display advertising network operator in China in terms of number of commercial locations and number of flat-panel displays installed in its network. Target Media commercially launched its out-of-home flat panel display advertising operations in July 2003, and owned and operated a national network of 25,106 flat-panel displays in 16,652 locations in 43 cities in China as of September 30, 2005. For the nine months ended September 30, 2005, Target Media achieved revenue of US$21.6 million and net income of US$4.0 million.

The acquisition is expected to generate cost synergies and result in an improved cost structure for the combined entities. By combining both companies’ resources, Focus Media will significantly increase the size of its commercial location network and offer advertisers the opportunity to deliver advertisements to larger and more segmented audiences. Therefore, Focus Media believes its network will become more appealing to its advertising clients.

“This is a decisive move that accelerates our strategy and positions us to offer even greater value to our advertisers,” said Jason Jiang, Chairman and Chief Executive Officer of Focus Media. “In addition to the strategic benefits of combining two highly complementary organizations and product families, we believe we can create additional shareholder value through cost structure improvements and access to new growth opportunities. The increased coverage of our network will make it possible for us to achieve further media segmentation based on location categories, and provide advertisers with more targeted advertising channels so as to further improve their return on advertising investment. Together with our recent acquisition of Framedia’s in-elevator poster frame network, Focus Media has built a strong foundation to realize its long-term objective of establishing China’s largest multi-media platform out-of-home advertising company covering the daily activities of urban consumers.”

David Yu, Chairman and Chief Executive Officer of Target Media said, “We are committed to leading the industry in identifying and operating complementary advertising platforms, which may reduce complexity and cost for our advertisers. We are creating a powerful new media leader—one founded on customer success, high-quality products and services, and extensive new media innovation.”

Congratulating both management teams and commenting on the merger, Wayne Tsou, Managing Director of The Carlyle Group and Head of Carlyle Asia Venture and Growth Capital, said: “By joining forces, these two leading players in out-of-home audiovisual advertising will immediately create the strongest platform in this high growth space in China. We are confident that the combined management team will realize their shared vision to provide expanded reach for advertisers and value creation for shareholders. Carlyle has been actively adding value to Target Media and will continue to extend its long-term support to the combined management by remaining as a significant shareholder of the merged entity.”

The acquisition has been approved by both boards of directors. Under the terms of the agreement, Focus Media will acquire 100% of the equity interest in Target Media for US$94 million in cash and US$231 million in the form of Focus Media ordinary shares (priced at US$30.00 per ADS, each of which represents 10 Focus Media ordinary shares), equal to 77 million Focus Media ordinary shares. All of the Focus Media ordinary shares to be delivered under the agreement will be in the form of newly issued shares. Subject to regulatory requirements and customary closing conditions, the transaction is expected to close in the first quarter of 2006. David Yu, Chairman and Chief Executive Officer of Target Media, will join Focus Media’s board as Co-Chairman of Focus Media, upon closing.

INVESTMENT COMMUNITY AND MEDIA EVENT INFORMATION

Focus Media will host a conference call to discuss the acquisition on January 8, 2006 (8:00p.m. Eastern Standard Time on January 8, 2006; 5:00 p.m. Pacific Time on January 8, 2006; 9:00 a.m. Beijing/Hong Kong time on January 9, 2006). The dial-in details for the live conference call are: U.S. Toll Free Number 1-800-322-5044, Hong Kong dial-in number 852-3002-1672, international dial-in number 1-617-614-4927; pass code for all callers 97038970.

A replay of the call will be available through January 13, 2006 (US Eastern Standard Time). The dial-in details for the replay are: U.S. Toll Free Number 1-888-286-8010; international dial-in number 1-617-801-6888; pass code 31329427

FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. This information may involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Although Focus Media believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates the largest out-of-home advertising network in China using audiovisual flat-panel displays based on the number of locations and displays in its network. As of September 30, 2005, Focus Media had over 55,000 display units in our commercial location network and in-store network throughout China. Focus Media’s network consists of flat-panel audiovisual displays placed in high traffic areas, such as elevator lobbies of commercial buildings and large retail chain stores. Over 1,200 international and domestic advertisers have placed advertisements through our networks as of September 30, 2005. For more information about Focus Media, please visit our website ir.focusmedia.cn.

ABOUT TARGET MEDIA

Target Media is one of the largest out-of-home flat panel display advertising network operators in China in terms of number of locations and number of flat-panel displays in its network. Target Media commercially launched its out-of-home flat panel display advertising network in July 2003. As of September 30, 2005, Target Media owned and operated a national network of 25,106 flat panel displays in 16,652 locations in 43 cities in China.

ABOUT THE CARLYLE GROUP

The Carlyle Group is a global private equity firm with $35 billion under management. Carlyle invests in buyouts, venture capital, real estate and leveraged finance in Asia, Europe and North America, focusing on aerospace & defense, automotive & transportation, consumer & retail, energy & power, healthcare, industrial, technology & business services and telecommunications & media. Since 1987, the firm has invested $14.9 billion of equity in 439 transactions for a total purchase price of $51.9 billion. Carlyle has 25 offices in 14 countries. In the aggregate, Carlyle portfolio companies have more than $30 billion in revenue and employ more than 131,000 people around the world. Visit www.carlyle.com for additional information.

INVESTOR AND MEDIA CONTACT:

Jie Chen Focus Media Holding Limited Tel: +86-21-3212-4661 ext 6607 Email: ir@focusmedia.cn         .